                                           File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549


                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                    NEW ENGLAND POWER COMPANY

             (Name of company filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)

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     Item 1    Description of Proposed Transactions
     ------    ------------------------------------

     New England Power Company ("the Power Company") is a wholly owned subsidiary of New England Electric System, a registered holding company under the Public Utility Holding Company Act of 1935. The Power Company is a wholesale power generating and transmitting company; 50% of its generating capacity is in company owned conventional power plants fired by coal, gas, and oil. The cost of these conventional fuels was approximately $305 million in 1996. In addition, the Company sold approximately $41 million of natural gas in 1996. The prices of these fuels are subject to fluctuations in response to, among other things, weather, domestic labor issues, and events in foreign countries, particularly the Middle East. For some years, the Power Company has taken steps to minimize the impact of these price fluctuations by using:

     1. Contracts for physical delivery of oil, gas, and coal at a future date at a fixed price.

     2. Contracts for physical delivery of oil, gas, and coal at a future date at a market price (determined by an agreed upon index).

     In order to further limit pressures on its financial position and the cost of meeting its contractual obligations, the Power Company proposes to engage in further risk management activities which may employ:

     1. Exchange based futures contracts for crude oil, natural gas, coal, and electricity

     2. Exchange based or over-the-counter options for crude oil, residual oil, natural gas, coal, and electricity

     3. Swap contracts for natural gas, residual oil, crude oil, coal, and electricity

     Such hedging activities, when properly conducted, will decrease uncertainty around the cost of meeting the Power Company's obligations. Media reports state that at least one rating agency has lowered its rating on the power revenue bonds of an electric power authority because the authority was dependent upon a single fuel for generation and had no hedging protection in place.

     The Power Company will not deal in derivative products for the purpose of speculative trading and has established internal procedures to limit risk and to ensure adequate controls. The Power Company will endeavor to further reduce its exposure by contractual provisions prohibiting consequential damages or otherwise limiting damages and by using contracts of relatively short duration. The Power Company will use these hedging techniques solely to control its risk and will limit such activity to the total amount of the energy commodities in which it deals subject to market price fluctuation. These transactions will be undertaken solely in connection with its own power generation and sales of gas and electricity and will not be offered as part of power merchandising or other ventures. The Power Company anticipates that it will ultimately have a portfolio of energy contracts involving purchases, sales, and trades of oil, gas, coal, and electric power. It will hedge the risks associated with these contracts through a combination of physical assets, physical purchases, and derivative risk management tools.

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Item 2.  Fees, Commissions and Expenses
--------------------------------------

     Because this is a new activity for the Company, the dollar volume of transactions and the related fees cannot be predicted with certainty at this time. Fees, commissions, and expenses to be incurred during the first year of the program in connection with the transactions contemplated by this Application/Declaration are not expected to exceed $100,000. This amount includes a $2,000 filing fee paid by wire transfer to the Commission at the time of filing this Application/Declaration.

Item 3.  Applicable Statutory Provisions
----------------------------------------

     The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are:

To the extent the above-described risk management activities are deemed to be securities, Sections 6(a), 7, 9(a), and 10 relate to the authority requested herein.

Item 4.  Regulatory Approval
----------------------------

     No Federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed transactions.


Item 5.  Procedure
------------------

     The Applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before March 25, 1997.

     The Applicants (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.


Item 6.  Exhibits:
------------------

     (a)  Exhibits

   * F      Opinion of Counsel


     (b) Financial Statements

     1-A  Balance Sheet of NEES at September 30, 1996, Actual (Parent Company
          Only)

     1-B Statement of Income and Retained Earnings for NEES for twelve months ended September 30, 1996, Actual (Parent Company Only)

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     2-A  Consolidated Balance Sheet of NEES at September 30, 1996, Actual

     2-B Statement of Consolidated Income for NEES for twelve months ended September 30, 1996, Actual

     3-A  Balance Sheet of the Power Company at September 30, 1996, Actual

     3-B Statement of Income and Retained Earnings for the Power Company for twelve months ended September 30, 1996, Actual

     Because the time of the proposed transactions to be carried out are unknown and because the transactions are not expected to impact the balance sheets and income statements of the Power Company or NEES, no pro forma analyses of the proposed transactions have been prepared.

     * To be supplied by amendment


Item 7.  Environmental Effects
------------------------------

     The transactions proposed by this Application/Declaration do not involve a major Federal action significantly affecting the quality of the human environment.

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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, New England Power Company has duly caused this Application/Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND POWER COMPANY


                         s/John G. Cochrane

                         ____________________________
                         John G. Cochrane
                         Assistant Treasurer



Dated: March 10, 1997